UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company and Person Filing Statement)

American Depositary Shares, each twenty (20) ADSs representing one (1) Common Share,

par value KRW 10,000 per share

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

Joseph A. Sigrist

Chief Financial Officer

6671 S. Las Vegas Blvd. Building D, Suite 210

Las Vegas, Nevada 89119

Telephone: +1-702-761-6899

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, CA 90067 (310) 586-7700	Doron Lipshitz Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 (212) 801-9200	Suni Sreepada Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000	Jaewoo Lee Ropes & Gray LLP POSCO Tower Yeoksam, 21F 134 06235, Teheran-ro, Gangnam District, Seoul, South Korea +82 2-2141-5900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of the Republic of Korea (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 10, 2026. The Schedule 14D-9 relates to the tender offer on Schedule TO filed with the Commission on November 10, 2026 by the Company and DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea (“DoubleU Games”), pursuant to the terms and subject to the conditions of the Tender Offer and Post-Offer Cooperation Agreement between DoubleU Games and the Company dated November 9, 2026, pursuant to which DoubleU Games has commenced a tender offer to acquire all of the outstanding ADSs of the Company not owned by DoubleU Games and its affiliates at a price of US$16.25 per ADS in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D) Press Release issued by the Company, dated November 11, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K/A furnished to the Commission on November 12, 2026).

(a)(5)(E) Press Release of the Company, dated November 11, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Commission on November 12, 2026).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ In Keuk Kim
Name: In Keuk Kim
Title: Chief Executive Officer

Date: November 12, 2026.